UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                    FOR THE QUARTER ENDED September 30, 2003

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                    Page

ITEM 1 - Organization Chart                                                    2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions        3

ITEM 3 - Associate Transactions                                                4

ITEM 4 - Summary of Aggregate Investment                                       6

ITEM 5 - Other Investments                                                     6

ITEM 6 - Financial Statements and Exhibits                                     6

                           ITEM 1 - ORGANIZATION CHART


                                                                      State        Percentage of
                                                    Energy or Gas       of            Voting
        Name of Reporting Company                      Related     Organization   Securities Held    Nature of Business

Progress Ventures, Inc.                                 Energy          NC              100        Holding Company
  PV Synfuels LLC                                       Energy          NC              100        Synthetic Fuel Production
     Solid Fuel  LLC                                    Energy          DE               90        Synthetic Fuel Production
     Sandy River Synfuel LLC                            Energy          DE               90        Synthetic Fuel Production
     Colona Synfuel LLLP                                Energy          DE               17        Synthetic Fuel Production
Strategic Resource Solutions Corp.                      Energy          NC              100        Energy Services Company
  Progress Energy Solutions, Inc. 1                     Energy          NC              100        Energy Services Company
     PES Engineering Corp. 2                            Energy          NC              100        Energy Engineering
Progress Fuels Corporation                              Energy          FL              100        Procurement and Transportation
                                                                                                   of Coal
  EFC Synfuel LLC                                       Energy          DE              100        Holding Company
     Ceredo Synfuel LLC                                 Energy          DE               99        Synthetic Fuel Production
     Sandy River Synfuel LLC                            Energy          DE               9         Synthetic Fuel Production
     Solid Energy LLC                                   Energy          DE               99        Synthetic Fuel Production
     Solid Fuel LLC                                     Energy          DE               9         Synthetic Fuel Production
  Kentucky May Coal Company, Inc.                       Energy          VA              100        Coal Mine
     Kanawha River Terminals, Inc. 3                    Energy          FL              100        Coal and Bulk Material Terminal

        Black Hawk Synfuel, LLC                         Energy          DE              100        Synthetic Fuel Production
           New River Synfuel LLC                        Energy          CO               10        Synthetic Fuel Production
        Ceredo Liquid Terminal LLC                      Energy          DE              100        Emulsion Products Terminal
        Coal Recovery V, LLC                            Energy          MO               25        Synthetic Fuel Marketing
        Colona Newco, LLC                               Energy          DE              100        Holding Company
           Colona SynFuel Limited Partnership, LLLP     Energy          DE              20.1       Synthetic Fuel Production
        Colona Sub No. 2, LLC                           Energy          DE              100        Synthetic Fuel Production
           Colona Synfuel Limited Partnership, LLLP     Energy          DE               1         Synthetic Fuel Production
        Colona Synfuel Limited Partnership, LLLP        Energy          DE              61.9       Synthetic Fuel Production
  Marmet Synfuel, LLC                                   Energy          DE              100        Synthetic Fuel Production
  Progress Materials, Inc.                              Energy          FL              100        Manufacturing
  Progress Synfuel Holdings, Inc.                       Energy          DE              100        Holding Company
        Ceredo Synfuel LLC                              Energy          DE               1         Synthetic Fuel Production
        Sandy River Synfuel LLC                         Energy          DE               1         Synthetic Fuel Production
        Solid Energy LLC                                Energy          DE               1         Synthetic Fuel Production
        Solid Fuel LLC                                  Energy          DE               1         Synthetic Fuel Production
  Riverside Synfuel, LLC.                               Energy          WV              100        Synthetic Fuel Production
Utech LLC 4                                             Energy          DE             11.56       Investment in Electrotechnologies
Utech Climate Challenge Fund                            Energy          DE              9.76       Investment in Electrotechnologies

--------
1 Effective July 31, 2003, Progress Energy Solutions, Inc. moved from being a first tier subsidiary of Progress Energy, Inc. to become a subsidiary of Strategic Resource Solutions (second tier subsidiary).
2 Effective July 31, 2003, PES Engineering Corp., a subsidiary of Progress Energy Solutions, Inc. moved with Progress Energy Solutions, Inc., and remained a first tier subsidiary of Progress Energy Solutions, Inc. and became a second tier subsidiary of Strategic Resource Solutions, Corp.
3 Effective September 30, 2003, Kanawha River Terminals, Inc. merged with its parent organization, KRT Holdings, Inc. With this change Kanawha River Terminals, Inc. became a first tier subsidiary of Kentucky May Coal Company, Inc.
4 Effective March 17, 2003, Utech Capital Corporation was merged into Utech LLC.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution              Company Making               Company Receiving            Contribution
   Date                   Contribution                  Contribution                Amount (in $)

07/31/2003      PV Synfuels, LLC                      Solid Fuel, LLC               5,277,891.28
07/31/2003      EFC Synfuel, LLC                      Solid Fuel, LLC                 527,789.13
07/31/2003      Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                  58,643.24

07/31/2003      PV Synfuels, LLC                      Sandy River Synfuel, LLC         66,559.20
07/31/2003      EFC Synfuel, LLC                      Sandy River Synfuel, LLC          6,655.92

07/31/2003      Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC            739.55

07/31/2003      Progress Energy, Inc.                 Progress Energy Solutions,    8,000,000.00
                                                      Inc.
08/31/2003      PV Synfuels, LLC                      Solid Fuel, LLC               3,345,252.80
08/31/2003      EFC Synfuel, LLC                      Solid Fuel, LLC                 334,525.28
08/31/2003      Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                  37,169.48

08/31/2003      PV Synfuels, LLC                      Sandy River Synfuel, LLC      6,224,494.04
08/31/2003      EFC Synfuel, LLC                      Sandy River Synfuel, LLC        622,449.41

08/31/2003      Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC         69,161.04

09/30/2003      PV Synfuels, LLC                      Solid Fuel, LLC               3,872,163.87
09/30/2003      EFC Synfuel, LLC                      Solid Fuel, LLC                 387,216.40
09/30/2003      Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                  43,024.04

09/30/2003      PV Synfuels, LLC                      Sandy River Synfuel, LLC      4,433,803.11
09/30/2003      EFC Synfuel, LLC                      Sandy River Synfuel, LLC        443,380.31
09/30/2003      Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC         49,264.48


Dividend           Company Making          Company Receiving         Dividend
  Date                Dividend                 Dividend               Amount

  n/a                   n/a                      n/a                   0.00

                         ITEM 3. ASSOCIATE TRANSACTIONS

            Part I - Transactions Performed by Reporting Companies on
                         Behalf of Associate Companies

     Reporting Company      Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                                                              (in $)          $)
Progress Energy Solutions,  Carolina Power and Light    Energy                  1,428,025                                 1,428,025
LLC                         Company                     Management
Progress Fuels Corporation  Florida Power Corporation   Coal Sales             88,294.787                                88,294.787
Progress Fuels Corporation  Kanawha River Terminals,    Coal Sales              6,445,983                                 6,445,983
                            Inc.
Progress Fuels Corporation  Florida Power Corporation   Admin Services              1,045                                     1,045
Progress Fuels Corporation  Progress Energy , Inc       Admin Services            892,187                                   892,187
Progress Fuels Corporation  Carolina Power and Light    Admin Services             84,280                                   84,2809
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services             44,797                                    44,797
Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services             15,221                                    15,221
Progress Fuels Corporation  Homeland Coal Company,      Admin Services             41,838                                    41,838
                            Inc. 5
Progress Fuels Corporation  Awayland Coal Company,      Admin Services             21,130                                    21,130
                            Inc. 6
Progress Fuels Corporation  Powell Mountain Joint       Admin Services            199,622                                   199,622
                            Venture 7
Progress Fuels Corporation  Powell Mountain Coal        Admin Services            492,686                                   492,686
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, LLC.     Admin Services            174,200                                   174,200
Progress Fuels Corporation  Westchester Gas Company,    Admin Services            166,480                                   166,480
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services             67,545                                    67,545
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services              3,655                                     3,655
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services            139,255                                   139,255
Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services            209,895                                   209,895

-------
5 Effective September 30, 2003 Homeland Coal Company, Inc. merged into Powell
Mountain Coal Company, Inc. The billings reflected above occurred prior to the merger date. Effective September 30, 2003 Homeland Coal Company, Inc. merged into Powell Mountain Coal Company, Inc.
6 Effective September 30, 2003, Awayland Coal Company, Inc. merged into Powell
Mountain Coal Company, Inc. The billings reflected above occurred prior to the merger date. Effective September 30, 2003, Awayland Coal Company, Inc. merged into Powell Mountain Coal Company, Inc.
7 Powell Mountain Joint Venture was dissolved effective August 31, 2003. The above billings occurred prior to the dissolution date. Upon dissolution the assets of Powell Mountain Joint Venture were distributed to its shareholders,
Awayland Coal Company, Inc. and Homeland Coal Company, Inc. See Footnotes 5 and
6 above.

                                       4

                            ITEM 3 Part I (Continued)

     Reporting Company      Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                                                              (in $)          $)

Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services            106,799                                   106,799
Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services             96,989                                    96,989
Progress Fuels Corporation  Progress Rail Services      Admin Services          1,695,778                                 1,695,778
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services            422,844                                   422,844
Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services            461,283                                   461,283
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services            551,613                                   551,613
Progress Fuels Corporation  Kentucky May Mining         Admin Services            362,187                                   362,187
                            Company8
Progress Fuels Corporation  KRT Holdings, Inc.9         Admin Services              2,070                                     2,070
Progress Fuels Corporation  Kanawha River Terminals,    Admin Services          1,563,965                                 1,563,965
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited      Admin Services             32,515                                    32,515
                            Partnership, LLLP
Progress Fuels Corporation  Black Hawk Synfuel LLC      Admin Services            203,047                                   203,047
Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services            212,617                                   212,617


                                     ITEM 3.
           Part II - Transactions Performed by Associate Companies on
                         Behalf of Reporting Companies

     Associate Company      Reporting Company               Types of       Direct Costs      Indirect       Cost of   Total Amount
    Rendering Services      Receiving Services`             Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                            Rendered                          (in $)          $)

Carolina Power and Light    Strategic Resource           Admin Services            16,335                                    16,335
Company                     Solutions Corp.
Progress Energy Service     Strategic Resource           Admin Services           109,959                                   109,959
Co., LLC                    Solutions Corp.
Carolina Power and Light    Progress Energy Solutions,   Admin Services            35,450                                    35,450
Company                     Inc.
Progress Energy Service     Progress Energy Solutions,   Admin Services           344,281                                   344,281
Co., LLC                    Inc.
Powell Mountain Joint       Solid Fuel, LLC              Fuel Sales            12,046,084                                12,046,084
Venture 10
Powell Mountain Joint       Solid Fuel, LLC              Admin Services         2,684,933                                 2,684,933
Venture 10
Powell Mountain Coal        Solid Fuel, LLC              Fuel Sales             5,023,995                                 5,023,995
Company, Inc. 11
Powell Mountain Coal        Solid Fuel, LLC              Admin Services         1,134,993                                 1,134,993
Company, Inc. 11
Florida Power Corporation   Progress Fuels Corporation   Admin Services           134,570                                   134,570

8 Effective August 31,2003, Kentucky May Mining Company merged into its parent,
Kentucky May Coal Company, Inc. Progress Fuels Corporation billed , Kentucky May
Mining Company the amount reflected above prior to the August 31st merger.
9 See Footnote 3 above. Reported transactions occurred prior to September 30th merger date.
10 See Footnote 7 above. Reported transactions occurred prior to August 31st dissolution date.
11 See Footnotes 5 and 6 above.

                                       5

                            ITEM 3 Part II (Continued)

     Associate Company      Reporting Company               Types of       Direct Costs      Indirect       Cost of   Total Amount
    Rendering Services      Receiving Services`             Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                            Rendered                          (in $)          $)

Progress Energy Service     Progress Fuels Corporation   Admin Services         8,363,746                                 8,363,746
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services            80,681                                    80,681
Marmet Synfuel, LLC         Progress Fuels Corporation   Coal/Synfuel           4,194,584                                 4,194,584
                                                         Sales
Diamond May Coal Company.   Progress Fuels Corporation   Coal Sales               663,502                                   663,502
Kanawha River Terminals,    Progress Fuels Corporation   Coal Sales             1,132,940                                 1,132,940
Inc.
Black Hawk Synfuel, LLC     Progress Fuels Corporation   Coal/Synfuel           6,076,575                                 6,076,575
                                                         Sales
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            16,432,675                                16,432,675
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services         5,492,906                                 5,492,906
Inc.
Kanawha River Terminals,    Colona Synfuel Partnership   Coal Sales            19,588,863                                19,588,863
Inc.                        LLLP
Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                  6,000                                     6,000
Inc. LLLP
Ceredo Liquid Terminal, LLC Colona Synfuel Partnership   Admin Services           637,566                                   637,566
                            LLLP
Florida Power Corporation   Progress Materials, Inc.     Facilities                               27,198                     27,198
                                                         Costs
Florida Power Corporation   Progress Materials, Inc.     Fuel Sales               175,506                                   175,506

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                   (in 000's)
     Total consolidated capitalization as of 06/30/03.                     $ 18,001,586     Line 1
         Total capitalization multiplied by 15%                            $  2,700,238     Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                  $  2,700,238     Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                    277,947
              Emulsion Products Terminal                                              0
              Electrotechnologies                                                     0
              Energy Service                                                     16,273
              Manufacturing                                                      (1,057)
                  Total current aggregate investment                       $    293,162     Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)   $  2,407,076     Line 5



                          ITEM 5 - OTHER INVESTMENTS 12

           Investment Balance                              11/30/00

           Colona Synfuel, LLLP                             9,092,279
           Sandy River Synfuel, LLC                        29,981,746
           Solid Fuel, LLC                                 39,022,407
           Solid Energy LLC                                         -
           Ceredo Synfuel LLC                                       -
           Ceredo Liquid Terminal LLC                               -
           Progress Materials, Inc.                         2,553,487
           Strategic Resource Solutions Corp.             119,526,168
           Utech Venture Capital Corporation                4,542,352
           Utech Climate Challenge Fund, LP                 2,249,375



                          ITEM 6 - FINANCIAL STATEMENTS

Financial statements are available in hardcopy or softcopy and can be provided upon request.

-------
12 These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                        PROGRESS ENERGY, INC.
                                        Registrant



Date:    November 26, 2003              By:  /s/Thomas R. Sullivan
                                             -----------------------------------
                                             Name:  Thomas R. Sullivan
                                             Title: Treasurer